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Filed by Allied Motion Technologies Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Owosso Corporation
Subject Company's Exchange Act File No.: 0-25066

Allied Motion Technologies, Inc.
23 Inverness Way East, Ste 150
Englewood, Colorado 80112
Phone: 303 799-8520
Fax: 303 799-8521

PRESS RELEASE

Release: February 10, 2004 Contact: Richard Smith or Sue Chiarmonte
FOR IMMEDIATE RELEASE	Stock Symbol: AMOT (NASDAQ-Small Cap Market)

ALLIED MOTION TECHNOLOGIES SIGNS MERGER AGREEMENT TO ACQUIRE
OWOSSO CORPORATION

        DENVER, COLORADO—Allied Motion Technologies, Inc. (NASDAQ: AMOT) announced today it has signed a merger agreement to acquire Owosso Corporation (OTCBB: OWOS) located in Watertown, New York. Owosso's sole operating subsidiary is Stature Electric, Inc. The merger consideration of $14 million will consist of the issuance of 535,600 shares of Allied Motion common stock representing approximately 9.6% of the Company after the merger and having a current value of approximately $2.4 million, $1 million of cash payable to Owosso's preferred shareholders, assumption of $4.6 million of Owosso's debt and approximately $6 million of cash to settle the remainder of Owosso's debt and liabilities at closing. Additional subordinated notes for up to $500,000 may be issued by Allied Motion effective January 1, 2005 payable over five years if Stature achieves certain revenue levels in 2004. In addition, warrants to purchase 300,000 shares of Allied Motion common stock at $4.41 per share will be issued to Owosso's preferred shareholders. Allied Motion has received a commitment from PNC Business Credit and Silicon Valley Bank for up to $18.1 million to complete the acquisition and for working capital needs. The closing of the acquisition is subject to approval by Owosso's shareholders, the filing of a Registration Statement for the Allied Motion securities and customary closing conditions.

        Through its sole remaining operating subsidiary, Stature Electric, Inc., Owosso Corporation manufactures fractional and integral horsepower motors, gear motors, and motor part sets. Significant markets for Stature include commercial products and equipment, healthcare, recreation and non-automotive transportation. Stature's component products are sold throughout North America and in Europe, primarily to original equipment manufacturers that use them in their end products. For the fiscal year ended October 26, 2003, Stature had revenues of $17.7 million, operating income of $1 million before corporate allocation and EBITDA of $2.44 million and total tangible assets of $10 million.

        Since 1998, Owosso Corporation, which during the mid-to-late-nineties was comprised of 13 different companies, has been divesting its businesses and, other than Stature Electric, Inc., all of Owosso's businesses have been divested or discontinued.

        "We are very excited about the addition of Stature Electric to further Allied Motion's strategy of expanding our motion business," commented Dick Smith, CEO of Allied Motion. "In July 2002, we acquired Motor Products from Owosso Corporation, and we believe there is now the opportunity to gain synergies through shared sales channels and manufacturing processes of these two previous sister companies. Stature has had a history of producing excellent profits and although it was adversely impacted by the down turn of the economy in 2001, Stature Electric has the products and engineering capabilities of producing excellent profits for Allied Motion in the future."

        Dick Warzala, President of Allied Motion, states, "Strategically, Stature Electric and the existing Allied Motion businesses are very well aligned, due to the extensive design and applications engineering knowledge base as well as a commitment to lean manufacturing processes and development of strategic sourcing of parts to ensure the competitiveness of our products. With the acquisition of Stature Electric, Allied Motion further expands its ability to deliver unique motor solutions to multiple and diverse OEM markets. We plan on maintaining Stature's facility in Watertown to take advantage of the trained workforce and the strong support of the community."

        Headquartered in Denver, Colorado, Allied Motion designs, manufactures and sells motion control products into applications that serve many industry sectors. Allied Motion is a leading supplier of precision and specialty motion control components and systems to a broad spectrum of customers throughout the world.

Additional Information And Where To Find It

        Allied Motion Technologies Inc. and Owosso Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by contacting Allied Motion Technologies at 23 Inverness Way East, Suite 150, Englewood, Colorado 80112, telephone: 303-799-8520, attention: Secretary.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

        The statements in this press release that relate to future plans, events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statements that may predict, forecast, indicate, or imply future results, performance, or achievements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results of the Company to differ materially from the forward-looking statements. The risks and uncertainties include international, national and local general business and economic conditions in the Company's markets, introduction of new technologies, products and competitors, success in making acquisitions of motion control businesses, the ability to protect the Company's intellectual property, the ability of the Company to sustain, manage or forecast its growth and product acceptance, the continued success of the Company's customers to allow the Company to realize revenue from its order backlog and to support the Company's expected delivery schedules, the continued viability of the Company's customers and their ability to adapt to changing technology and product demand, the ability of the Company to meet the technical specifications of its customers, the continued availability of parts and components, increased competition and changes in competitor responses to the Company's products and services, changes in government regulations, availability of financing, the ability of the Company's lenders and financial institutions to provide additional funds if needed for operations or for making future acquisitions and the ability to attract and retain qualified personnel who can design new applications and products for the motion industry. The Company's ability to compete in this market depends upon its capacity to anticipate the need for new products, and to continue to design and market those products to meet customers' needs in a competitive world. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results. The Company has no obligation or intent to release publicly any revisions to any forward looking statements, whether as a result of new information, future events, or otherwise.

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ALLIED MOTION TECHNOLOGIES SIGNS MERGER AGREEMENT TO ACQUIRE OWOSSO CORPORATION